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                                      UNITED STATES                                  OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION               -------------------------
                                 Washington, D.C. 20549                      OMB Number:   3235-0058
                                                                             Expires: January 31, 2002
                                                                             Estimated average burden
                                       FORM 12b-25                           hours per response .. 2.50
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                              NOTIFICATION OF LATE FILING                          SEC FILE NUMBER
                                                                                        0-17637
(Check One):                                                                 --------------------------
                                                                             --------------------------
 [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q   [ ] Form N-SAR          CUSIP NUMBER
                                                                                    037599-20-6
     For Period Ended:  September 30, 2001                                   --------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

eVision USA.Com, Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

1888 Sherman Street, Suite 500
________________________________________________________________________________
Address of principal executive office (Street and number)

Denver, Colorado 80203
________________________________________________________________________________
City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

[ ]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense; and
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

     Registrant has  encountered  delays in completing its Annual Report on Form
     10-K for the year ended September 30, 2001 by December 30, 2001 because key personnel that have been involved in preparing  Registrant's  Annual Report on Form 10-K terminated their employment with the Company.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Gary L. Cook                          (303)               894-7971
     ___________________________________________________________________________
         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

          The quarterly reports on Form 10-Q for the quarters ended December 31,
          2000 and  March 31,  2001 were not  current  because  they were  filed without  a review  by  independent  accountants.  These  reports  were subsequently reviewed by independent accountants and refiled.

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          For the  year  ended  September  30,  2001,  Registrant’s  net loss is approximately $15,000,000 compared to a net loss of $4,902,223 for the year ended  September 30, 2000. The primary reason for the increase in the net loss was the  decrease in revenues  related to the transfer of most of the  broker/dealer  operations in December 2000, a decrease in general market  conditions  resulting in less  broker/dealer  revenues
          prior  to  the  transfer,   the  recording  of  equity  in  losses  of
          affiliates, the consolidation of Global Med Technologies, Inc. and the accrual of lease exit costs.

                            eVISION USA.COM, INC.
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date:  December 28, 2001        By: /s/ Gary L. Cook
    ___________________            _____________________________________________
                                   Gary L. Cook
                                   Secretary/Treasurer, Chief Financial Officer
                                   and Principal Accounting Officer

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).